UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Compugen Ltd.

On April 18, 2016, Compugen Ltd.  (the “Company”) issued a press release announcing the achievement of the first preclinical milestone for CGEN-15022 in accordance with the Research and Development Collaboration and License Agreement entered into with Bayer Pharma AG (“Bayer”) dated August 5, 2013 (the “Agreement”), as amended. Under the terms of the amended Agreement, Compugen will receive a $400,000 payment. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

On April 17, 2016, the Company and Bayer entered into an amendment to the Agreement.  This amendment amends certain provisions related to the first preclinical milestone for CGEN-15022, the second of two checkpoint protein candidates discovered by Compugen that are being developed pursuant to the Agreement.

The information contained in this Report on Form 6-K, including the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-198368.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated April 18, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: April 18, 2016	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel